Exhibit 16.01
March 12, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 12, 2018, of Chegg, Inc. and are in agreement with the statements contained in the last sentence of paragraph one, and in paragraphs two, three, and four on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP